Exhibit 12
Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Fiscal Year Ended				May 29, 2005		April 13, 2006	Fiscal Year	Fiscal Year
	2004		2005		to April 12, 2006		to June 3, 2006	2007	2008

Earnings:
Income (Loss) before Provision for Income Taxes	$114,980		$172,251		$150,944		$(36,982)	$(72,624)	$(73,794)
Plus: Fixed Charges	44,445		47,775		42,045		29,223	189,226	183,063

	$159,425		$220,026		$192,989		$(7,759)	$116,602	$109,269

Fixed Charges:
Gross Interest Expense	$5,863		$7,132		$4,609		$18,093	$134,313	$122,684
Amortization of Deferred Debt Charges	75		98		495		5,283	10,250	10,310
Estimate of Interest Expense Within Operating Leases	38,507		40,545		36,941		5,847	44,663	50,069

	$44,445		$47,775		$42,045		$29,223	$189,226	$183,063

Ratio of Earnings to Fixed Charges	3.6	x	4.6	x	4.6	x	*	*	*

* Due to losses for the period April 13, 2006 to June 3, 2006 and for the fiscal years ended June 2, 2007 and May 31, 2008 the coverage ratio was less than 1:1. BCFWC must generate additional pretax earnings of $37.0 million, $72.6 million and $73.8 million, respectively.